April 6, 2005



Mail Stop 04-08

By U.S. Mail and facsimile to (315) 366-3709

Mr. Michael R. Kallet
President, Chief Executive Officer, and Director
Oneida Financial Corp.
182 Main Street
Oneida, NY 13421-1676


Re:	Oneida Financial Corp.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 31, 2005
	File Number: 000-25101


Dear Mr. Kallet:


      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K filed on March 31, 2005

Exhibit 13

Report of Independent Registered Public Accounting Firm

1. We note inclusion of the opinion of your Independent Registered Accounting Firm dated February 7, 2005. Please amend the filing to have your Independent Registered Accounting Firm include the city and state of their office location in the opinion. Refer to Item 2-02(a)(3) of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 3. Investment Securities and Mortgage-Backed Securities

2. We note that you recorded a $1.1 million other-than-temporary impairment relating to certain perpetual preferred stock investments in two government sponsored enterprises during 2004. Please supplementally tell us the amount of unrealized losses for these investments as of December 31, 2003, and if material, how you were able to conclude that no other-than-temporary impairment relating to these securities existed as of December 31, 2003. In your response, please provide quantification supporting how you determined the recognized $1.1 million impairment. Please refer to the specific relevant guidance in SFAS No.115 and SAB Topic 5:M in your response.



* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 824-5477 or me at (202)
942-1783 if you have questions.


Sincerely,


John P. Nolan
Accounting Branch Chief

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Mr. Michael R. Kallet
Oneida Financial Corp.
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